File No. 70-9883

                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                   Amendment No. 1 to
                                       FORM U-1
                                APPLICATION /DECLARATION
                                     under the
                     PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      ***

                             Northeast Utilities
                            174 Brush Hill Avenue
                   West Springfield, Massachusetts 01090-0010
                  (Name of company filing this statement and
                       address of principal executive offices)

                                        ***

                                Northeast Utilities
                 (Name of top registered holding company parent
                          of each applicant or declarant)

                                         ***

                                Gregory B. Butler, Esq.
                Vice President, Secretary and General Counsel
                                 Northeast Utilities
                                    P.O. Box 270
                                Hartford, CT 06141-0270
                      (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices, and communications to:

                                 Jeffrey C. Miller
                                Assistant General Counsel
                          Northeast Utilities Service Company
                                     P.O. Box 270
                               Hartford, CT 06141-0270

                                  Richard M. Early
                                    Senior Counsel
                          Northeast Utilities Service Company
                                     P.O. Box 270
                               Hartford, CT 06141-0270

                The Application/Declaration is amended as follows:

A.   Paragraph 13 of Item 2 is amended to read as follows:

13. None of such fees, commissions, or expenses are to be paid to any associate company or affiliate of the Companies or any affiliate of any such associate company except for financial, legal, and other services to be performed at cost by NUSCO, an affiliated service company. All of the stated costs incurred by NUSCO, whether internal or external, will be charged to Northeast Utilities.

B.   Item 3 is amended to read as follows:

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

Sections 6(a) and 7 of the Act apply to the issuance by NU from time to time of authorized but unissued shares and treasury shares in connection with the Plan as described above. Section 12(e) of the Act and Rules 62 and 65 thereunder apply to the proxy solicitation as described above.

C.   An amended Exhibit A.2 is filed herewith.

                              SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned hereunto duly authorized.

                              NORTHEAST UTILITIES


                              By /S/Richard M. Early
                              Its Attorney

Dated: May 3, 2001